SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NUMERICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NEON ACQUISITION CORPORATION

and

SYNOPSYS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Steven K. Shevick

Synopsys, Inc.

700 East Middlefield Road

Mountain View, California 94043

(650) 584-5000

Copy to:

Victor I. Lewkow, Esq.

Doron Lipshitz, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* $283,086,811	Amount of Filing Fee** $26,043.99

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated on the basis of (a) 40,440,973, the estimated number of shares of common stock, par value $0.0001 per share, of Numerical Technologies, Inc. (the “Shares”) to be acquired in this tender offer and the merger (representing (i) 33,712,870 Shares outstanding, (ii) 6,454,800 Shares issuable upon the exercise of outstanding options, and (iii) 273,303 Shares issuable upon the exchange of the outstanding exchangeable shares of Numerical Technologies Canada Inc.), and (b) the tender offer price of $7.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003, is $92 per $1 million percent of the aggregate Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,043.99	Filing Party: Neon Acquisition Corporation and Synopsys, Inc.

Form or Registration No.: SC TO-T and SC TO-T/A	Date Filed: January 23, 2003 and February 5, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Page 1 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 2 of 7 pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Synopsys, Inc. IRS Identification Number: 561546236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,083,353

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 7,083,353

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,083,353

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%

14	TYPE OF REPORTING PERSON CO

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Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 3 of 7 pages

This statement constitutes (a) Amendment No. 3 (the “Amendment”) amending and supplementing the Tender Offer Statement on Schedule TO, filed initially on January 23, 2003, by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), as amended by Amendment No. 1, dated February 5, 2003, and Amendment No. 2, dated February 13, 2003 (the “Schedule TO”), and (b) Amendment No. 1 to the Schedule 13D initially filed on January 22, 2003 by Synopsys (the “Schedule 13D”), in each case relating to the offer to purchase by Purchaser all the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Numerical Technologies, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Schedule TO was filed on behalf of Purchaser and Synopsys. Capitalized terms used but not defined herein which are defined in the Offer to Purchase or the Schedule 13D, as the case may be, have the respective meanings given to them therein.

Schedule TO

Items 1-11.

The Offer to Purchase is hereby amended to replace the third sentence in the eighth paragraph of the section entitled “INTRODUCTION” with the following:

“Synopsys owns 40,562 Shares as a result of its exercise of the Exchangeable Shares it owned.”

Item 11 is hereby amended and supplemented as follows:

“On February 21, 2003, Synopsys issued a press release announcing that Purchaser had extended the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended, until 12:00 midnight, New York City time, on Monday, February 24, 2003. A copy of the press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 20, 2003. Computershare Trust Company of New York, the depositary for the Offer (the “Depositary”), has advised Synopsys and Purchaser that, as of such time, an aggregate of approximately 28,993,133 Shares were tendered to Purchaser pursuant to the Offer, including approximately 9,726,820 Shares delivered through notices of guaranteed delivery, representing approximately 85% of the outstanding Shares.

The expiration date of the Offer has been extended because the waiting period applicable to the pre-merger notification filing made by Synopsys under the HSR Act has not yet expired or been terminated. As previously announced, the waiting period is scheduled to expire at 11:59 P.M. on Monday, February 24, 2003, unless such period is earlier terminated or extended by the FTC and the Antitrust Division. The Offer remains subject to the terms and conditions set forth in the Offer to Purchase, as amended, and other related materials filed by Synopsys and Purchaser with the Commission.”

Page 3 of 7 pages

Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 4 of 7 pages

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 13, 2003*

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

(a)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(a)(1)(K)	Text of press release issued by Synopsys, dated February 21, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.

**	Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

Schedule 13D

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by replacing the words “Company Common Shares” in the last sentence with the words “Exchangeable Shares (as defined below)”.

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Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 5 of 7 pages

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by:

Replacing the number “6,341,921” in the eighth paragraph with the number “6,335,171”.

Replacing the number “7,049,541” in the ninth paragraph with the number “7,042,791”.

Replacing the tenth paragraph with the following:

“Two Stockholders, Messrs. Pati and Wang, had, at the time they entered into the Stockholder Tender Agreement, pre-established Rule 10b5-1 trading plans, which trading plans have since been terminated. Pursuant to these trading plans, Messrs. Pati and Wang have sold 119,700 and 105,000 Company Common Shares, respectively, since entering into the Stockholder Tender Agreement, which sales are reflected in the information provided in this statement.”

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by:

Replacing the number “6,382,483” in the first paragraph of subsection (a) with the number “6,375,733”.

Replacing the number “7,090,103” in the second paragraph of subsection (a) with the number “7,083,353”.

Adding the following at the end of this Item:

“Synopsys now owns 40,562 Company Common Shares, as a result of its exercise, on a one-to-one basis, of the Exchangeable Shares it owned.”

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Exhibit Index begins on Page 7

CUSIP Number: 67053T101	Page 6 of 7 pages

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2003

SYNOPSYS, INC.

By:	/S/ STEVEN K. SHEVICK

Name: Steven K. Shevick Title: Chief Financial Officer

NEON ACQUISITION CORPORATION

By:	/S/ STEVEN K. SHEVICK

Name: Steven K. Shevick Title: President

Page 6 of 7 pages

Exhibit Index begins on Page 7

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated January 23, 2003*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Text of joint press release issued by Synopsys and the Company, dated January 12, 2003*

(a)(1)(H)	Text of press release issued by Synopsys, dated January 23, 2003*

(a)(1)(I)	Form of summary advertisement, published January 23, 2003*

(a)(1)(J)	Text of press release issued by Synopsys, dated February 5, 2003**

(a)(1)(K)	Text of press release issued by Synopsys, dated February 21, 2003

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated January 12, 2003, among Synopsys, Purchaser and the Company*

(d)(2)	Stockholder Tender Agreement, dated January 12, 2003, between Synopsys and certain stockholders of the Company*

(d)(3)	Confidentiality Agreement, dated December 6, 2003, between Synopsys and the Company*

(g)	Not applicable

(h)	Not applicable

*	Previously filed on January 23, 2003 as an exhibit to the Schedule TO.
**	Previously filed on February 5, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

Page 7 of 7 pages